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Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

December 6, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Akari Therapeutics Plc

Registration Statement on Form F-1

Filed October 9, 2018

File No. 333-227752

Ladies and Gentlemen:

On behalf of Akari Therapeutic plc (“Akari” or the “Company”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2018, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

Set forth below in bold is the Staff’s comment, followed immediately by the Company’s response.

General

1.        Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933 (the “Securities Act”).

United States Securities and Exchange Commission

A.       Background

On September 26, 2018, the Company entered into a Purchase Agreement with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $19.5 million of Company ADSs representing ordinary shares over the approximately 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares that are exchangeable for 300,000 ADSs as a commitment fee (the “Commitment Shares”) and sold to Aspire Capital 25,000,000 ordinary shares that are exchangeable for 250,000 ADSs for $0.02 per share (equivalent to $2.00 per ADS). Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), in which the Company agreed to file the Registration Statement to register under the Securities Act the sale of the ADSs that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of October 8, 2018, there were 1,525,693,413 ordinary shares outstanding (743,347,813 ordinary shares held by non-affiliates), represented by 15,256,934 ADSs, excluding the 5,000,000 ADSs representing 500,000,000 ordinary shares offered that have been issued or may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 5,000,000 ADSs subject to the Registration Statement were issued and outstanding, such shares would represent 24.7% of the total ADSs outstanding or 40.2% of the non-affiliate ADSs currently outstanding. The number of ADSs representing ordinary shares ultimately offered for sale by Aspire Capital is dependent upon the number of ADSs purchased by Aspire Capital under the Purchase Agreement.

Aspire Capital is an institutional investor that invests in a wide range of companies and industries, with an emphasis on life sciences, energy and technology companies. Prior to entering into the Purchase Agreement, Aspire Capital did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding ordinary shares (including outstanding ADSs representing ordinary shares).

B.       Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire Capital. Proceeds from the sale of any securities are solely for the account of Aspire Capital, although the Company has received approximately $0.5 million from the selling stockholder for the sale of 25,000,000 ordinary shares to the selling stockholder upon signing the Purchase Agreement. The selling stockholder will receive all of the proceeds from the sale of the ADSs offered for sale by it under the Registration Statement. The Company will not receive proceeds from the sale of the ADSs by the selling stockholder. However, the Company may receive up to an additional $19.5 million in proceeds from the sale of Company ADSs to the selling stockholder under the Purchase Agreement.

United States Securities and Exchange Commission

With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering styled as a secondary offering is really by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

•	How long the selling stockholders have held the shares;

•	The circumstances under which they received them;

•	Their relationship to the issuer;

•	The amount of shares involved;

•	Whether the sellers are in the business of underwriting securities; and

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, we have considered the above factors and respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis in the future under Rule 415(a)(1)(i) of the Securities Act.

C.       Analysis of the Six Factors Described in C&DI 612.09

1.       How long the selling stockholders have held the shares.

The securities being registered for resale pursuant to the Registration Statement include: (a) 30,000,000 ordinary shares the Company will issue (as Commitment Shares) that are exchangeable for 300,000 ADSs and (b) 25,000,000 ordinary shares that are exchangeable for 250,000 ADSs for $0.02 per share (equivalent to $2.00 per ADS) that the Company sold to Aspire Capital in consideration for entering into the Purchase Agreement. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required, and the Commission will permit a company to register the resale of the underlying securities prior to exercise of a put right, where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire Capital has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire Capital pursuant to the terms of the Purchase Agreement.

United States Securities and Exchange Commission

2.       The circumstances under which the selling stockholders received the shares.

Aspire Capital will receive the shares offered in the Registration Statement pursuant to the privately negotiated transaction between the Company and Aspire Capital completed at arm’s length prior to the filing of the Registration Statement. Although Aspire Capital is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, however, Aspire Capital will purchase any shares put to it by the Company at a slight discount to the market price for the shares. Aspire Capital is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire Capital will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire Capital is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s ADSs or of the ordinary shares represented by the ADSs or (ii) hedging of the Company’s ADSs or of the ordinary shares represented by the ADSs. As such, unlike a traditional underwriter, Aspire Capital is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Aspire Capital is at risk that it may incur a loss on the resale of those shares.

3.       The selling stockholders’ relationship to the issuer.

Aspire Capital is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire Capital and the Company is the relationship established through the Purchase Agreement and the transactions contemplated thereby, and any other separate transactions that the Company and Aspire Capital may enter into from time to time. Under the Purchase Agreement, Aspire Capital has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire Capital will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of the sale by the Company to Aspire Capital are not dependent on the price at which Aspire Capital ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire Capital has not and will not receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire Capital under the Purchase Agreement. Aspire Capital will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any ADSs, as applicable. Aspire Capital will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

United States Securities and Exchange Commission

The Company also notes that even if Aspire Capital were an affiliate of the Company, pursuant to C&DI 212.15 the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” For the reasons set forth above, the Company submits that Aspire Capital’s relationship to the Company as an investor that assumes market risk with respect to the ADSs representing ordinary shares it acquires under the Purchase Agreement is appropriate for resale under Rule 415(a)(1)(i).

4.       The amount of shares involved.

As of October 8, 2018, there were 1,525,693,413 ordinary shares outstanding (743,347,813 ordinary shares held by non-affiliates), represented by 15,256,934 ADSs, excluding the 5,000,000 ADSs representing 500,000,000 ordinary shares offered that have been issued or may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 5,000,000 ADSs offered hereby were issued and outstanding as of the date hereof, such shares would represent 24.7% of the total ADSs outstanding or 40.2% of the non-affiliate ADSs outstanding as of the date hereof. The number of ADSs representing ordinary shares ultimately offered for sale by Aspire Capital is entirely dependent upon the number of ADSs purchased by Aspire Capital under the Purchase Agreement.

Aspire Capital is an institutional investor that invests in a wide range of companies and industries, with an emphasis on life sciences, energy and technology companies. Prior to entering into the Purchase Agreement, Aspire Capital did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding ordinary shares (including ADSs representing ordinary shares).

5.       Whether the sellers are in the business of underwriting securities.

Aspire Capital is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire Capital and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

6.       Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Aspire Capital is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. The Company also notes that the Purchase Agreement does not contain any provisions requiring Aspire Capital to place the ADSs with other investors or to otherwise distribute the ADSs or ordinary shares in any way, nor are there other arrangements or understandings between the Company and Aspire Capital to do so.

United States Securities and Exchange Commission

D.       Additional Support

C&DI 139.13 sets forth the Staff’s view as to when a private equity line financing will qualify for resale registration despite the fact that the Staff considers such transactions to be “indirect primary offerings”. Specifically, a company must meet the following conditions:

•	the company must have “completed” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering (in this instance, Form F-1); and

•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling stockholder(s).

We respectfully submit that the Aspire Capital private equity line and the related terms and conditions of the Purchase Agreement meet the first condition, as further clarified by the Staff’s additional guidance on the topic. Specifically, we note that Aspire Capital has been obligated to accept the shares described in the Registration Statement since the time it entered into the Purchase Agreement, subject only to limited terms and conditions which the Staff has deemed acceptable to view the private placement to be “completed”. With respect to the second and third conditions, we note that the Company is eligible to use Form F-1 for primary offerings and that Aspire Capital is identified as an underwriter as well as a selling stockholder in the Registration Statement. Thus, we believe this transaction fits squarely within the Staff’s guidance in C&DI 139.13 with respect to the availability of resale registration for private equity lines.

E.       Conclusion

Based on the facts and circumstances discussed above, including the Staff’s guidance in C&DIs 612.09 and 139.13, the Company respectfully submits that Aspire Capital’s resale of the ADSs representing ordinary shares under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Please let us know if you have any questions by contacting Heidi Steele at (312) 984-3624 or Diana Douglas at (650) 815-7428.

Sincerely,

/s/ Heidi Steele

Heidi Steele